PE
3-31-02

emtec inc.

2002 Annual Report

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002

Commission file number: 0-32789

EMTEC, INC.
(Exact name of registrant as specified in its charter)

Delaware	**87-0273300**
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

817 East Gate Drive
Mount Laurel, New Jersey 08054
(Address of principal executive offices, including zip code)

(856) 235-2121
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

Common Stock,
$0.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

As of June 28, 2002, the aggregate market value of the common stock of the Registrant held by non-affiliates of the Registrant was approximately $1,658,382.

As of June 28, 2002, there were outstanding 7,080,498 shares of the registrant's common stock.

EMTEC, INC.
2001 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

References in this Annual Report to "we," "us," or "our" are to Emtec, Inc. and its subsidiaries, unless the context specifies or requires otherwise.

Cautionary Statement Regarding Forward-Looking Statements

You should carefully review the information contained in this Annual Report and in other reports or documents that we file from time to time with the Securities and Exchange Commission (the "SEC"). In this Annual Report, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks discussed in this Annual Report for the year ended March 31, 2002 and other reports or documents that we file from time to time with the SEC. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Assumptions relating to budgeting, marketing, and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure, or other budgets, which may in turn affect our business, financial position, results of operations, and cash flows.

PART I

Item 1. Business

Introduction

Emtec (OTC: ETEC) is a systems integrator focused on providing technology solutions that enable our customers to effectively use and manage their data to grow their businesses. Our areas of specialization in IT services include remote network monitoring, help desk, network design, enterprise backup and storage server consolidation, and network security. Emtec's solutions are crafted to enable our customers to become more efficient and effective, thereby giving them a competitive advantage.

Named to the *VARBusiness* 500 list of top network integrators, value added resellers, and consultants in the U.S. every year since 1995, Emtec combines extensive experience in systems integration with premier technology elements to provide its customers with sophisticated, streamlined, truly comprehensive solutions.

Over the past two decades, Emtec has built strong relationships with leading manufacturers, such as Cisco, IBM, Microsoft, Sun Microsystems, and Veritas, thereby enabling us to provide cutting-edge, scalable, reliable and secure solutions. This, along with our background in information technology, positions us as a premier, single-source provider of information systems, and network solutions.

Our customers are primarily Fortune 2000 companies, local and regional government, and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States, with annual revenues ranging from $50 million to $500 million. We service our customer base from leased facilities in New Jersey, Connecticut, New York, Georgia, and Florida.

Historically, the most significant portion of our revenues has been derived from our activities as a reseller of IT products, such as workstations, servers, microcomputers, application software and networking and communications equipment. In the fiscal years ended March 31, 2002, 2001 and 2000, respectively, such reseller activities accounted, respectively, for 73.01%, 83.73%, and 86.58% of our total revenues. However, we are actively endeavoring to increase the portion of our revenues that are derived from managed services (remote network monitoring and our help desk) and IT consulting and professional services. We anticipate that an increasing percentage of our future revenues will be derived from such business.

Prior to January 17, 2001, we were engaged in the oil and gas exploration and development business under the name American Geological Enterprises, Inc. At that time our principal asset, other than cash, was a 5.49% working interest in a geothermal power unit. On January 17, 2001, we completed a merger with Emtec, Inc., a privately held New Jersey corporation ("Emtec-NJ"), which since 1980 had been engaged in the business of providing IT products and services to the computer industry. Upon the merger we retained all of our assets, subject to liabilities, and assumed all of the assets and liabilities of Emtec-NJ. Although we have retained the lease in the geothermal power unit, we have not yet decided whether to seek other opportunities in the gas and oil field.

During the current fiscal year, we discontinued our e-business services, which had included web self-service application programs and business relationship management. We discontinued these services because we were unsuccessful in selling these services to existing and potential customers.

Our executive offices are located at 817 East Gate Drive, Mount Laurel, New Jersey; telephone: (856) 235-2121. Our website is located at *www.emtecinc.com*. The information on our website is not part of this Annual Report.

Industry Background

The broad market in which we compete is the provision of IT services. This marketplace consists of traditional IT services such as hardware and software procurement, life-cycle services, and network consulting, as well as new and innovative Internet services such as web enablement, remote network monitoring, help desk services, and information security.

As the market for IT products has matured over the past several years, price competition has intensified. That factor, combined with abbreviated product lifecycles, has forced IT product manufacturers to pursue lower cost manufacturing and distribution strategies. Resellers who were able to serve the needs of corporate end users requiring diverse brands of products and related IT services were initial beneficiaries of this heightened competition. More recently, however, continuing competition and manufacturers' renewed efforts to improve their cost structure have led to both consolidations and business failures among resellers. Manufacturers have shifted from exclusive distribution partners to "open sourcing" and some have begun direct selling efforts with a view to capturing market share from resellers.

At the same time that the market for IT products is consolidating, the market for IT services and, in particular, managed services, is expanding. Many companies have become increasingly dependent on the use of IT as a competitive tool in today's business environment. The need to distribute and access data on a real-time basis throughout an organization and between organizations has led to the rapid growth in network computing infrastructures that connect numerous and geographically dispersed end users through local and wide area networks. This growth has been driven by the emergence of industry standard hardware, software, and communications tools, as well as the significant improvement in the performance, capacity, and utility of such network-based equipment and applications.

The decision-making process that confronts companies when planning, selecting, and implementing IT infrastructure and services continue to grow more complex. Organizations are continually faced with technology obsolescence and must design new networks, upgrade, and migrate to new systems. As a result of the rapid changes in IT products and the risks associated with the commitment of large capital expenditures for products and services whose features and perceived benefits are not within the day-to-day expertise of operating management, many businesses increasingly are outsourcing some or all of their network management and support functions and are seeking the expertise of independent providers of IT products and services.

Our Strategy

Our primary business objective is to become a leading single-source provider of high quality and innovative IT products, services, and support. We believe that by working with a single-source provider, business organizations will be able to adapt more quickly to technological changes and reduce their overall IT costs. To this end, we are pursuing the following strategies:

Expand Solution Offerings

In order to make our services more valuable to customers and potential customers, we acquired an established remote network operations center (NOC) and help desk in January 2002. Together with our existing project management offerings, these comprise a set of managed services that enable customers to more effectively manage their IT infrastructure.

Pursuing Strategic Acquisitions

We will seek to expand our service offerings, to add to or enhance our base of technical or sales personnel, and to nurture and expand client relationships by means of acquisitions of companies whose businesses complement our businesses and, in particular, our IT consulting services. We intend to focus on companies with management teams that are willing to commit to their continued long-term participation in our growth.

On January 9, 2002, we acquired substantially all of the assets of Devise Associates, Inc., an information technology consulting and managed services organization located in New York City, Devise Associates, Inc., a subsidiary of McLeodUSA, Inc. (Nasdaq: MCLD).

Capitalizing on Existing Relationships

We have invested in training and committed resources to obtain company certifications from key industry manufacturers, and have entered into written agreements with most of these manufacturers, such as Sun, IBM, CISCO, Microsoft, Novell and Citrix. These agreements grant us a nonexclusive right to purchase the manufacturer's hardware and license its software for our internal business use and for commercial integration and resale. Typically, our agreements with such manufacturers, such as those with Sun, IBM, CISCO, Microsoft, Novell and Citrix, provide for a one-year term, renewable by the parties for additional one-year terms and are terminable by either party on prior written notice ranging from 30 to 45 days. They generally do not contain financial terms for resale of the manufacturer's products, which terms are separately governed by purchase orders.

Moreover, we believe that our history of satisfying our larger customers' IT product requirements will facilitate our efforts to successfully market our broad range of managed services to this particular segment of our client base.

Our Business

- **IT Services**

Enterprise Infrastructure Solutions: We offer a full spectrum of IT product acquisition and support services needed to support client/server environments including product sourcing, network design and implementation, technical support, server consolidation, and clustering and load balancing for high availability.

Managed Services: We manage customers' networks through the utilization of outsourced help desk and network monitoring services, which allows organizations to focus the majority of their efforts on their businesses - not on managing their IT infrastructures.

Data Management Solutions: We manage customers' business-critical data through the implementation of storage and backup solutions that enhance the reliability and performance of their networks.

Network Security Solutions: We assure customers' infrastructure and data are protected through the implementation of firewall, VPN, remote access authentication, and virus detection technologies.

Innovation Centers: Among our most important customer resources are the Innovation Centers established at our Norcross, Georgia and Cranford, New Jersey locations. These centers give our customers the ability to test the scalability and suitability of a hardware and software configuration before investing in the technology. Staffed by high-level certified engineers, the Innovation Centers can simulate up to a 2,000-user load. The centers are equipped with high-end Sun Microsystems™ servers, Sun Ray™ thin clients, Sun™ storage arrays, and NT servers, as well as a wide array of software applications including Lotus Notes/Domino, IBM's DB2 product family, Oracle, Veritas backup and storage products.

Lifecycle Management Services: Our lifecycle management services are designed to provide customers with continuous availability of service and support throughout the lifecycle of their IT investments, including the full spectrum of IT product acquisition and support services needed to support server environments. Our services include:

- Evaluation and prioritization of business objectives to determine the best course of action for our customers;
- Consultation with customers to identify the right IT products and services for their needs;
- Leveraging our vendor relationships to quickly source the right combination of products;
- Providing logistical support needed to deploy a major technology roll out;
- Offering assistance to reduce the overall operating cost of maintaining current technology through a private label lease program; and
- Providing continuous support to enable a client to improve end-user satisfaction, minimize downtime, and lower the total cost of ownership.

Manufacturers Support Services Contracts: We offer manufacturer support service contracts that provide our clients with extended technical support, onsite hardware service and access to new software releases at a fixed price. Most of revenue from this portion of our business comes from selling three manufacturer's contracts: Sun Microsystems, Cisco, and Veritas

Our IT services activities accounted for approximately 26.72%, 16.24% and 13.42% of our total revenues for fiscal years 2002, 2001 and 2000, respectively.

- **IT Reseller**

IT Reseller: We are an authorized reseller of the products of many leading IT manufacturers, such as 3Com, CISCO, Compaq, HP, IBM, Intel, Microsoft, NEC, Veritas, Novell, and Sun. Such products include workstations, servers, networking and communications equipment, enterprise computing products, and application software. Our business depends in large part upon our ongoing access to well established aggregators, in particular GE Access, Ingram Micro, Inc. and Tech Data Corp. to enable us to acquire IT products at competitive prices and on reasonable terms for resale to our customers.

Through our alliances with GE Access, Ingram and Tech Data, we provide our customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing, and delivery. Our relationships with our aggregators allow us to minimize inventory risk by ordering products primarily on an as-needed basis. We believe that in most cases our ability to acquire products on a cost-plus basis affords us the opportunity to avail ourselves of prices lower than those that could be obtained independently from manufacturers or other vendors. We utilize electronic ordering and pricing systems that provide real-time status checks on the aggregators' inventories and maintain electronic data interchange links to other suppliers, thereby enabling our sales team to schedule shipments more accurately and to provide electronically-generated client price lists.

In particular, we rely upon products manufactured and support services provided by Sun, which accounted for 35%, 42% and 31% of our total revenues for fiscal years 2002, 2001 and 2000, respectively.

We have not entered into any long-term supply contracts with any of our suppliers, as we purchase computers, computer systems, components, and parts on a purchase order basis. Our agreements with GE Access, Ingram and Tech Data, who collectively supplied approximately 79%, 80% and 43% of our resale products in the fiscal years 2002, 2001 and 2000, respectively, may be terminated by such companies at any time upon 30 days' prior written notice.

We may receive manufacturer rebates resulting from equipment sales. In addition, we receive volume discounts and other incentives from various suppliers. Except for products in transit or products awaiting configuration at our facility, we generally do not maintain large inventory balances. Our primary vendors limit price protection to that provided by the manufacturer (generally less than 30 days) and they restrict product returns, other than defective returns, to a percentage (the percentage varies depending on the vendor and when the return is made) of products purchased. Those returns must occur during a defined period, at the lower of the invoiced price or the current price, subject to the specific manufacturer's requirements and restrictions.

Our IT reseller activities accounted for approximately 73.01%, 83.73% and 86.58% of our total revenues for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

- **Other Services**

K-12 Specialized Services for Student and Faculty Needs: We integrate top-quality curriculum software and computer products into the classroom. We have significant experience in building local area networks that link many campuses together. We also provide district-wide support and sustain Internet access to educational resources worldwide. We tailor our array of services to make the best use of limited funds.

Marketing

Our marketing efforts are focused on:

- Broadening our public image as a Managed Services and IT service provider;
- Promoting our new Managed Services offerings to current customers, prospects, partners, and investors;
- Maintaining a constant flow of marketing communications to increase and maintain our market presence;
- Driving prospects to our web site; and
- Increasing overall inquiries and sales from all sources.

Our business development center is charged with sales lead generation. We have developed a computer-based process by which a series of letters or e-mails are sent to a prospective customer to provide initial information about us before a sales call is made. The system executes strategies automatically and prompts the sales representative when action is required. Because its fundamental concept is to create multiple and frequent "touches" of the prospect through letters, faxes, e-mails, and phone calls, multiple and frequent contacts of prospective customers will be the basis of our marketing efforts. This process will be supplemented with seminars and consulting- and services-oriented direct mail.

We have developed two proprietary software programs that track the success of a number of our sales and marketing programs. One software package manages the business development center process, while the other tracks the progress of sales engagements ensuring that the correct process is followed. We have discontinued using sales engagement software package. The business development center software packaged is still utilized as a part of our marketing strategy, and is also marketed to our customers as well.

Customers

Our targeted customer base is companies with sales revenues of between $50 and $500 million. Although we have approximately 150 customers, our two largest customers, Gwinnett County School System (Georgia) and Tiffany & Company, accounted, respectively, for approximately 13.85% and 9.32% of our revenues for the year ended March 31, 2002. These same two customers accounted for, respectively, approximately 10.23% and 6.64% of our revenues in fiscal year 2001 and for approximately 16.88% and 5.13% of our revenues in fiscal year 2000. An additional eight customers, ING Financial Services Co., BellSouth Corporation, Educational Testing Services, Mirant, Bally's Park Place Casinos, Novo Nordisk, Cox Communications, and MBNA American Bank, collectively accounted for 31.47%, 30.75% and 32.61% of our revenues for the years ended March 31, 2002, 2001 and 2000, respectively.

Intellectual Property

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information.

Our business also includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to our client.

Competition

The IT services industry is highly competitive. Our competitors include:

- established computer product manufacturers (some of which supply products to us);
- distributors;
- computer resellers;
- systems integrators; and
- other IT service providers.

Many computer product manufacturers also sell to customers through their direct sales organizations and certain of them have announced their intention to enhance such direct sales efforts. Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical, and other resources substantially greater than we do. As a result, our competitors may be able to adapt more quickly to changes in client needs or to devote greater resources than we can to the sales of IT products and the provision of IT services. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with our other competitors or with our customers, offering new or improved products and services to our customers or increasing their efforts to gain and retain market share through competitive pricing. We have no ongoing written commitments by customers to purchase products, and all product sales are made on a purchase-order basis.

We are also in direct competition with local, regional, and national distributors of microcomputer products and related services as well as with various IT consulting companies. These run the gamut from new dot com consulting companies to the established consulting arms of nationwide accounting and auditing firms. Several of these competitors offer most of the same basic products as we do. We also encounter competition from microcomputer suppliers that sell their products through direct sales forces, rather than through resellers such as ourselves, and from manufacturers and distributors that emphasize mail order and telemarketing sales techniques.

The tri-state metropolitan Connecticut, New Jersey, and New York area and parts of New England, which, on a revenue basis, accounted for 58.3%, 67.7%, and 53.2% of our revenues during the fiscal years 2002, 2001 and 2000, respectively, are particularly characterized by highly discounted pricing on microcomputer products from various sources.

Depending on the customer, the principal areas of competition may include price, pre-sale and post-sale technical support and service, availability of inventory, and breadth of product line. We have an insignificant market share of sales in the microcomputer industry and the service markets that we serve. Most of our competitors at the regional and national levels are substantially larger, have more personnel, have materially greater financial and marketing resources, and operate within a larger geographic area than we do.

Employees

As of June 28, 2002, we employed 166 individuals, including 39 sales, marketing and related support personnel, 94 service and support employees, 21 operations and administration personnel, and 12 employees in accounting, finance, and human resources. We believe that our ability to recruit and retain highly skilled technical and other management personnel will be critical to our ability to execute our business model and growth strategy. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Item 2. Properties

We lease office space in seven locations. Our corporate headquarters and principal operational facilities are currently located in Mount Laurel, New Jersey. The following table contains certain information about each of our leased facilities:

Address	Size (in square feet)	Monthly Rent	Expiration Date
817 East Gate Drive Mount Laurel, NJ 08054	15,596	$14,166.37	March 31, 2004
70 Jackson Drive Cranford, NJ 07016	13,360	$9,575.00	June 30, 2004
2990 Gateway Drive, Suite 500 Norcross, GA 06855	17,102	$11,532.95	August 14, 2004
7843 Bayberry Road Jacksonville, FL 32256	3,340	$1,753.50	February 28, 2005
4995 LaCross Road, Suite 1300 Charleston, SC 29406	2,337	$3,462.37	June 30, 2004(1)
880 Third Avenue, 12th New York, NY 10022	7,635	$22,173.00	June 30, 2008(2)
14 Strawberry Hill Norwalk, CT 06855	2,000	$2,151.00	July 31, 2002(3)

(1) These premises were sublet at cost to the new owners of our South Carolina operation.

(2) The Company assumed this lease on January 9, 2002 in connection with our acquisition of Devise Associates, Inc.

(3) The Company is in negotiation with its landlord to renew this lease for an additional one-year term.

We believe these facilities will satisfy our anticipated needs for the foreseeable future.

Item 3. Legal Proceedings

In 1999 we instituted an action against Dan. F. Williamson & Co. Inc., one of our customers, in the Court of Common Pleas, Greenville County, South Carolina, for breach of contract in an amount approximating $50,000. The defendant counterclaimed for damages in excess of $8.0 million, alleging that our negligence corrupted its computer system. In October 2001, we settled this litigation by agreeing to restore defendant's computer discs, which restoration was completed in March 2002.

In March 2002, Logical Business Solutions, Inc., one of our competitors, instituted an action in the Circuit Court, Fourth Judicial Circuit, in Duval County, Florida, against us and Cheryl Pullen, one of our employees, alleging that we wrongfully interfered with its contractual relationship with one of its customers. The amount of damages was not specified. The litigation is currently in the discovery stage. We intend to vigorously defend against the claim.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters

Our common stock is quoted on the OTC Bulletin Board under the symbol "ETEC." The following table sets forth the high and low closing prices of our common stock for the periods indicated:

Three Months Ended	High	Low
March 31, 2002	$1.03	$0.60
December 31, 2001	0.70	0.40
September 30, 2001	0.54	0.35
June 30, 2001	0.47	0.28
March 31, 2001	1.81	0.44
December 31, 2000	$0.56	$0.44
September 30, 2000	0.56	0.44
June 30,2000	0.44	0.44

The above quotations represent prices between dealers and do not include retail mark-ups, markdowns or commissions. They do not necessarily represent actual transactions.

As of June 28, 2002, there were 688 record holders of our common stock, although we believe that beneficial holders approximate 800.

We have never declared any dividends on our common stock and we have no intention to do so in the foreseeable future.

Item 6. Selected Financial Data

The following selected consolidated financial data below should be read in conjunction with our consolidated financial statements including the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, both elsewhere in this Report. The data as of March 31, 2002 and 2001 and for each of the three years in the period ended March 31, 2002 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and accompanying notes, which are contained elsewhere in this Report. The data as of March 31, 2000, 1999, and 1998 and for each of the two years in the period ended March 31, 1999 have been derived from our audited financial statements, which are not contained in this Report.

	YEAR ENDED MARCH 31,				
	2002	2001	2000	1999	1998
Net revenues	$ 69,601,406	$ 92,602,735	$100,752,490	$91,683,046	$77,273,483
Income (loss) from continuing operations	$ 216,972	$ (1,257,825)	$ 316,004	$ 971,468	$ 454,232
Income (loss) per common share from continuing operations (basic and diluted)	$ 0.03	$ (0.22)	$ 0.06	$ 0.18	$ 0.08
Total assets	$ 11,388,473	$ 18,699,032	$21,401,172	$26,910,725	$15,488,303

The Company had no long-term debt obligations or outstanding preferred stock during the 5 years ended March 31, 2002. In addition, no dividends were paid to common stockholders during the same period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to the "Risk Factors" below for a discussion of important factors that could cause actual results to differ from expectations and any of our forward-looking statements contained herein. In addition, the following discussion should be read in conjunction with our audited consolidated financial statements as of and for the fiscal years ended March 31, 2002,and 2001.

Critical Accounting Policies

Revenue Recognition

The Company recognizes revenues based upon Staff Accounting Bulletin #101 (SAB 101). SAB 101 states that revenue recognition cannot occur until the earnings process is complete (evidenced), by an agreement between the company and the customer, there has been delivery and acceptance, collectibility is probable, and pricing is fixed and determinable. If significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. We had followed these principles of revenue recognition prior to the implementation of SAB 101. Therefore, SAB 101 has had no impact on revenue reporting. Procurement services represent sales of computer hardware and prepackaged software. Revenue from consulting and support service contracts are recognized ratably over the contract or service period. Revenues from manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the customer are recognized immediately at their contract date.

Trade Receivables

The Company provides an allowance for losses on trade receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of the accounts.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is based on standard costs generated principally by the most recent purchase prices. The Company provides an inventory reserve for obsolescence and deterioration based on management's review of products and sales.

Valuation of Long Lived Assets

The Company evaluates its long-lived assets as prescribed by Statement of Financial Accounting Standards No. 121 (SFAS No. 121) by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Income Taxes

Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than the enactment of changes in tax laws or rates. A valuation allowance is recognized if, on weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized.

Results of Operations

Comparison of Years Ended March 31, 2002 and 2001

Total Revenues

Total revenues for the IT business decreased by 25.01% or $23.15 million, to $69.41 million for the year ended March 31, 2002, compared to $92.57 million for the year ended March 31, 2001. This decrease is mainly due to the slow-down in the economy. Services and consulting revenue increased by 23.72%, or $3.56 million, to $18.60 million for the year ended March 31, 2002 compared to $15.03 million for the year ended March 31, 2001. This increase is mainly attributable to an increase in our manufacturers support services contracts revenues. Manufacturers support services contracts revenue increased by 62.25%, or $3.16 million, to $8.24 million for the year ended March 31, 2002 compared to $5.08 million for the year ended March 31, 2001. Product procurement revenues decreased by 34.46%, or $26.72 million, to $50.81 million for the year ended March 31, 2002. This decline in product procurement revenue is also mainly due to the slow-down in the economy. In addition, some of our customers choosing to procure their IT products directly from manufacturers and our continued focus on growing our IT consulting and professional services have had a negative impact on product revenues.

Geothermal Revenues of $187,978 for the year ended March 31, 2002 are consistent with the previous year's revenues.

Gross Profit

Our aggregate gross profit for IT business declined by 9.18%, or $1.00 million, to $9.94 million for the year ended March 31, 2002. This decrease is mainly attributable to a 25.01% decrease in our IT revenue due to the slow-down in the economy. Measured as a percentage of net sales, our overall gross profit margin increased to 14.32% of net sales for the year ended March 31, 2002 from 11.83% for the year ended March 31, 2001. This increase is mainly due to a 23.72%, or $3.56 million, increase in our services and consulting revenues.

Gross profit for product sales declined by 26.79%, or $2.19 million, to $5.98 million for the year ended March 31, 2002 as compared with $8.17 million for the year ended March 31, 2001. This decrease is mainly attributable to a 34.46% decrease in product revenue. Measured as a percentage of net product sales, our gross profit margin attributable to product sales increased to 11.77% for the year ended March 31, 2002 from 10.54% for the year ended March 31, 2001.

Gross profit for service and consulting increased by 42.57%, or $1.18 million, to $3.96 million for the year ended March 31, 2002 as compared with $2.78 million for the year ended March 31, 2001. This increase is mainly attributable to higher utilization rates for our engineers as well as an increase in the gross margin manufacturers support services contracts. Manufacturers support services contracts gross margin increased by 77.76%, or $748,000, to $1.71 million for the year ended March 31, 2002 as compared with $962,000 for the year ended March 31, 2001. Also, measured as a percentage of our gross margin attributable to services and consulting revenue increased to 21.30% of services and consulting revenue for the year ended March 31, 2002 from 18.48% for the year ended March 31, 2001.

The geothermal gross profit of $124,895 for the year ended March 31, 2002 is consistent with the gross profit for comparable previous periods.

Sales, General, and Administrative Expenses

Sales, general, and administrative expenses decreased by 12.16%, or $1.24 million, to $8.99 million for the year ended March 31, 2002. This decrease is primarily a result of lower sales commission expenses due to a decline in the aggregate gross margin from IT business, termination of the management bonus plan beginning January 2001, and lower bad-debt expense due to improved accounts receivable collection performance.

e-Business Costs

e-Business costs for the year ended March 31, 2002 was $617,220, or 6.27% of total operating expenses, as compared with $1.30 million, or 10.58% of total operating expenses for the year ended March 31, 2001. As of January 2002 we have discontinued our e-Business division that we started in January 2000. This cost mainly included the building of a sales and consulting team of approximately 8 employees, including training, certifying, marketing, and advertising expenses.

Other Income (Expense)

Total other income (expense) for the year ended March 31, 2002 equaled to $0, as compared to $24,108 for the year ended March 31, 2001. This relates primarily to legal settlement income, net of costs, as well as a loss from the disposition of marketable securities.

Legal settlement income net of cost is $170,993. This includes approximately $355,000 in cash and marketable securities worth $176,000, less legal and other operating expenses equal to approximately $355,000. Loss from the disposition of marketable securities received in legal settlement equaled $146,885.

Income Taxes

Income tax expense of $ 5,632 was recorded for the year ended March 31, 2002. This amount included a deferred tax expense of $ 13,693 netted against a current income tax benefit of $ 8,061. An income tax benefit of $ 75,029 was recorded for the year ended March 31, 2001. This amount included a deferred tax benefit of $ 86,765 netted against a current income tax expense of $ 11,736. The $ 75,029 income tax benefit amount was allocated as a $ 73,059 benefit from continuing operations and a $ 1,970 benefit from discontinued operations. A valuation allowance of 90% of the amount of deferred tax assets was recorded at March 31, 2002 and 2001.

Loss from Discontinued Operations

Loss from discontinued South Carolina operations, net of income taxes, for the year ended March 31, 2001 equaled $63,649. The loss from discontinued operations for the year ended March 31, 2001 was primarily due to lease payments, contracted advertising expenses, and additional reserve for bad debt.

Comparison of Years Ended March 31, 2001 and 2000

Total Revenues

Total revenues for the IT business decreased by 8.12%, or $8.18 million, to $92.55 million for the year ended March 31, 2001. Product procurement revenues decreased by 11.12%, or $9.70 million, to $77.53 million for the year ended March 31, 2001. This decline in product procurement revenue is mainly due to our continued focus on our services and consulting organization. Services and consulting revenue increased by 11.23%, or $1.52 million, to $15.03 million for the year ended March 31, 2001 compared to $13.51 million for the year ended March 31, 2000. This increase is mainly attributable to increase in our manufacturers services support contract revenues. Manufacturers services support contract revenues increased by 112.33%, or $2.68 million, to $5.08 million for the year ended March 31, 2001 compared to $2.39 million for the year ended March 31, 2000.

Geothermal Revenues of $34,366 from the date of the merger are consistent with the previous period's revenues for a comparable period.

Gross Profit

Our aggregate gross profit for IT procurement declined by 13.41%, or $1.69 million, to $10.95 million for the year ended March 31, 2001. Measured as a percentage of net sales, our overall gross profit margin also decreased to 11.83% of net sales for the year ended March 31, 2001 from 12.55% for the year ended March 31, 2000. Due to continued downward pricing pressure on product sales, gross profit margin attributable to product sales decreased to 10.54% for the year ended March 31, 2001 from 10.68% for the year ended March 31, 2000. We expect that downward pricing pressure on products will persist due to the continued commoditization of computer products.

Gross margin attributable to services and consulting revenue decreased to 18.48% of services and consulting revenue for the year ended March 31, 2001 from 24.62% for the year ended March 31, 2000. We believe this decline was due primarily to lower utilization rates and the lack of Y2K revenue during the year ended March 31, 2001.

The geothermal gross profit of $24,102 from the date of the merger is consistent with the revenues for comparable previous periods.

Sales, General, and Administrative Expenses

Sales, general, and administrative expenses decreased by 5.9%, or $650,245, to $10.24 million for the year ended March 31, 2001. This decrease is primarily a result of lower sales commission expenses as well as our efforts to streamline many of our operational functions.

e-Business Costs

e-Business costs for the year ended March 31, 2001 was $1.30 million, or 10.58% of total operating expenses. We started our e-Business division in January 2000. This cost mainly includes the building of a sales and consulting team of approximately 13 employees, including training, certifying, marketing, and advertising expenses.

Other Income (Expense)

Total other income (expense) for the year ended March 31, 2001 of $24,108 relates primarily to legal settlement income, net of costs, as well as a loss from the disposition of marketable securities. Legal settlement income net of cost is $170,993. This includes approximately $355,000 in cash and marketable securities worth $176,000, less legal and other operating expenses equal to approximately $355,000. Loss from the disposition of marketable securities received in legal settlement equals $146,885.

Income Taxes

All income tax benefit of $75,029 was recorded for the year ended March 31, 2001. This amount included a deferred tax benefit of $86,765 netted against a current income tax expense of $11,736. The $75,029 income tax benefit amount was allocated as a $73,059 benefit from continuing operations and a $1,970 benefit from discontinued operations. A net current income tax benefit of $64,311 was recorded for the year ended March 31, 2000. This amount was allocated as a $326,318 expense charged to income from continuing operations and a $390,629 benefit reducing the loss from discontinued operations. Valuation allowances of 90% and 100% of the book value of deferred tax assets were recorded at March 31, 2001 and 2000, respectively.

Loss from Discontinued Operations

Loss from discontinued operations, net of income taxes, for the year ended March 31, 2001 equaled $63,649, as compared to $618,030 for the year ended March 31, 2000. The loss from discontinued operations for the year ended March 31, 2001 was primarily due to lease payments, contracted advertising expenses, and additional reserve for bad debt.

Recently Issued Accounting Standards

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." This SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Adoption of SAB No. 101 did not have a material effect on the Company's results of operations.

In July 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations," which supersedes Accounting Principles Board (APB) Opinion No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. The Company does not expect the adoption of SFAS No. 141 will have a material effect on the Company's results of operations, financial position or cash flow.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17. Under SFAS No. 142 goodwill and indefinite lived intangible assets will no longer be amortized, but rather will be tested for impairment at least annually. In addition, the amortization period of intangible assets with finite lives will no longer be limited to 40 years. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, which for the Company means the standard will be adopted on April 1, 2002. The Company is currently assessing the impact of SFAS No. 142 on its results of operations.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in August 2001. SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, supercedes SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001. The Company has adopted SFAS No. 144 effective at April 1, 2002 and is currently evaluating the impact the adoption of the new accounting standards will have on its financial condition and results of operations.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2002 of $1,552,666 decreased by $545,532, from $2,098,198 at March 31, 2001. We are a net borrower; consequently, we believe our cash and cash equivalents balance must be viewed along with available balance on our line of credit.

Since our inception, we have funded our operations primarily from borrowings under our credit facility. On November 21, 2001, we entered into a $10.0 million revolving credit facility with Fleet Capital Corporation, formerly Summit Business Capital Corporation ("Fleet"). We simultaneously terminated our prior financing agreement with IBM Credit Corporation ("IBM") by paying IBM an aggregate of $2,270,636. Interest on outstanding loans under our revolving credit facility with Fleet is charged monthly at a fluctuating rate per annum equal to 0.25% above the Prime Rate and, at our option, interest on up to 50% of the outstanding loans may be charged at LIBOR plus 2.75%. Our Fleet revolving credit facility is collateralized by a lien upon and security interest in substantially all of our assets. As our current credit facilities with two of our primary trade vendors, GE Access, and Ingram Micro, were also collateralized by substantially all of our assets, we, Fleet, GE Access and Ingram Micro, have entered into intercreditor agreements, which provide that as regards to these vendors, our obligations to Fleet are accorded priority. On November 21, 2001, we also entered into a Wholesale Financing Security

Agreement with IBM. This credit facility, which is collateralized by a $750,000 letter of credit from Fleet in favor of IBM, affords us up to a like amount of credit to purchase IBM products. On January 9, 2002, Fleet has also issued $250,000 letter of credit in favor of Vandergrand Properties Co., L.P., our landlord for New York City office as a security deposit for the building lease. At March 31, 2001, we had no outstanding balance under the credit facility and the unused line of credit available is $9.0 million with Fleet.

Our lending agreement with Fleet contains financial covenants that require us to maintain a minimum leverage ratio, minimum debt service coverage ratio, minimum tangible net worth, and prohibits quarterly losses of more than $150,000. As of March 31, 2002, the Company was not in compliance with tangible net worth ratio, and the net profit (loss) requirement. Fleet has verbally waived such non-compliance for fiscal year ended March 31, 2002 and is finalizing covenants for the fiscal year ending March 31, 2003.

At March 31, our credit facilities with our primary trade vendors, GE Access, Ingram Micro, and Tech Data were as follows: 1) Credit Line with GE Access was $4.5 million, no interest charged, and an outstanding balance of $3.26 million. 2) Credit line with Ingram Micro was $800,000, at an 18% APR interest rate and an outstanding balance of $679,002. 3) Credit line with Tech Data was $1.5 million, no interest charged and an outstanding balance of $842,399. Under these credit lines we are obligated to pay each invoice within 30 days from the date of such invoice.

Capital expenditures of $294,843 and $372,834 during the years ended March 31, 2002 and March 31, 2001, respectively, were primarily for the purchase of computer equipment for internal use, as well as $162,000 of property and equipment, which were acquired in our acquisition of Devise Associates, Inc. on January 9, 2002. We anticipate our capital expenditures for fiscal year ending March 31, 2003 will be approximately $400,000.

The Company has no arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of or requirements for capital resources.

We believe that our available funds, together with existing and anticipated credit facilities, will be adequate to satisfy our current and planned operations for at least the next 12 months.

Risk Factors

We cannot assure you that we can successfully increase the portion of our revenues derived from IT services. If we are unsuccessful our future results may be adversely affected.

Our transition from an emphasis on reselling IT products to an emphasis on providing IT services has placed significant demands on our managerial, administrative, and operational resources. Our ability to manage this transition effectively is dependent upon our ability to develop and improve operational, financial, and other internal systems, as well as our business development capabilities, and to attract, train, retain, motivate, and manage our employees. If we are unable to do so, our ability to effectively deliver and support our services may be adversely affected. Further, our transitional efforts to access higher-margin services and consulting revenues have resulted in reduced IT product sales. If we successfully expand our IT services offerings, periods of variability in utilization may continue to occur. In addition, we are likely to incur greater technical training costs during such periods. Historically, our IT reseller activities accounted for 73.01%, or $50.81 million, of our total revenue of $69.60 million for the fiscal year ended March 31, 2002, 83.73%, or $77.53 million, of our total revenue of $92.6 million for the fiscal year ended March 31, 2001, and 86.58%, or $87.23 million, of our total revenue of $100.75 million for the fiscal year ended March 31, 2000. In contrast, our IT services activities accounted for approximately 26.72%, or $18.60 million, 16.24%, or $15.03 million, and 13.42%, or $13.52 million, of our total revenue for the fiscal years ended March 31, 2002, 2001 and 2000, respectively

Our new services have not achieved widespread client acceptance. If they do not achieve market acceptance, our profit potential may be adversely affected.

While we have offered IT services to our customers since 1983, our major emphasis on IT consulting and services began in 1995 and we started focusing on our new managed services and network security during the fiscal year 2002.

We have limited experience in developing, marketing, or providing these services. We cannot assure you that we will be able to successfully market such services to either new or existing customers, that our services will achieve market acceptance, or that we will be able to effectively hire, integrate, and manage additional technical personnel to enable us to perform these services to our customers' expectations.

Currently our recurring managed services revenues equal approximately $18,000 a month.

Our inability to maintain high personnel utilization rates may adversely impact our profit potentiality.

The most significant cost relating to the services component of our business is personnel expense, which consists of salaries, benefits, and payroll related expenses. Thus, the financial performance of our service business is based primarily upon billing margins (billable hourly rates less the costs to us of service personnel on an hourly basis) and utilization rates (billable hours divided by paid hours). The future success of the services component of our business will depend in large part upon our ability to maintain high utilization rates at profitable billing margins. The competition for quality technical personnel has continued to intensify, resulting in increased personnel costs. This intense competition has caused our billing margins to be lower than they might otherwise have been. Our utilization rates for service personnel likely will also be adversely affected during periods of rapid and concentrated hiring.

Our revenues and expenses are unpredictable. A decrease in revenues or increase in expenses could materially adversely affect our operating results.

Our operating results have been, and will continue to be, impacted by changes in technical personnel billing and utilization rates. Moreover, we expect that downward pricing pressure on certain of our products will persist due to the continued commoditization of computer products. These products include computer equipment such as desktops, laptops, printers and monitors which currently comprise approximately 40% of our total product sales.

Our operating results have been, and will continue to be, impacted by changes in technical personnel billing and utilization rates. Further, there are numerous other factors, which are not within our control that can contribute to fluctuations in our operating results, including the following:

- patterns of capital spending by customers;
- the timing, size, and mix of product and service orders and deliveries;
- the timing and size of new projects, including projects for new customers; and
- changes in trends affecting outsourcing of IT services;

We also believe that, to a limited degree, our business is seasonal with a greater proportion of our product sales occurring in the second and third quarter of our fiscal year due to the capital budgeting and spending patterns of some of our larger customers. Operating results have been, and may in the future also be, affected by the cost, timing, and other effects of acquisitions, including the mix of product and service revenues of acquired companies.

Since our inception, we have funded our operations primarily from borrowings under our credit facility. We are currently in default under our credit facility, which could result in a demand for immediate repayment. Revised terms of our indebtedness could materially limit our financial and operating flexibility.

Our lending agreement with Fleet contains financial covenants that require us to maintain a minimum leverage ratio, minimum debt service coverage ratio, minimum tangible net worth, and prohibits quarterly losses of more than $150,000. As of March 31, 2002, the Company was not in compliance with tangible net worth ratio, and the net profit(loss) requirement. Fleet has verbally waived such non-compliance. We cannot state with any certainty the terms upon which Fleet will waive such non-compliance.

We do not have long-term commitments from any of our customers and our product sales are on a purchase order basis. Our revenues are concentrated and a loss of either one of our two top customers could materially affect our operations and business.

In general, there are no ongoing written commitments by customers to purchase products from us. All product sales we make are on a purchase order basis. Moreover, our client base is highly concentrated, with our two largest customers, Gwinnett County School System (Georgia) and Tiffany & Company, accounted, respectively, for approximately 13.85% and 9.32% of our revenues for the year ended March 31, 2002. These same two customers accounted for, respectively, approximately 10.23% and 6.64% of our revenues in fiscal year 2001 and for approximately 16.88% and 5.13% of our revenues in fiscal year 2000. An additional eight customers, ING Financial Services Co., BellSouth Corporation, Educational Testing Services, Mirant, Bally's Park Place Casinos, Novo Nordisk, Cox Communications, and MBNA American Bank, collectively accounted for 31.47%, 30.75% and 32.61% of our revenues for the years ended March 31, 2002, 2001 and 2000, respectively. We anticipate that a substantial portion of our net revenues and gross profits will continue to be derived from sales to a concentrated group of customers. A loss of any of these customers, or a material decrease in the value of the purchase orders from any other them could materially affect our profitability.

Further, most of our customers are located in area comprising the tri-state metropolitan area of Connecticut, New Jersey, and New York and parts of New England. Total revenue derived from in this area amounted to 58.3%, 67.7%, and 53.2% of our revenues during the fiscal years 2002, 2001 and 2000, respectively. Adverse economic conditions affecting this region could have an adverse effect on the financial condition of our customers located there, which, in turn, could adversely impact our business and future growth.

We may not be able to compete effectively in the highly competitive IT services industry.

The IT services business is highly competitive. Our competitors include:

- established computer product manufacturers, some of which supply products to us;
- distributors;
- computer resellers;
- systems integrators; and
- other IT service providers.

Many computer product manufacturers also sell to customers through their direct sales organizations and certain of them have announced their intentions to enhance such direct sales efforts. Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical, and other resources substantially greater than we do. As a result, our competitors may be able to adapt more quickly to changes in client needs or to devote greater resources than we can to the sales of IT products and the provision of IT services and we may not have the resources to compete effectively.

We must maintain our status as an authorized reseller/service of IT products. The loss on any one of such authorizations could have a material adverse effect on our business and operations.

We are materially dependent on our continued status as an approved reseller of IT products and our continued authorization as an IT service provider. Without such authorizations, we would be unable to provide the range of products and services we currently offer, including warranty services, and manufacturers support services contracts. Our resale agreements with manufacturers generally are terminable by manufacturers upon 30 days' prior written notice. The loss of one or more of such authorizations could have a material adverse effect on our business and results of operations. In particular, we rely upon products manufactured and support services provided by Sun, which accounted for 35%, 42% and 31% of our of our total revenues for the fiscal years 2002, 2001 and 2000, respectively.

We have no long-term sales commitments from any of our suppliers. A loss of any of our three principal suppliers would material adversely affect our IT reseller business.

Our IT reseller business depends on large part upon our access to aggregators, in particular GE Access, Ingram and Tech Data, to supply us with products at competitive prices and on reasonable terms for resale by us to our customers. Our agreements with Ingram and

Tech Data may be terminated by such companies upon 30 days prior written notice. Our agreement with GE Access is effective until February 28, 2003. After February 28, 2003, our agreement with GE Access can be renewed or terminated by either party. We cannot assure you that we will be able to continue to obtain products from GE Access, Ingram and Tech Data or our other vendors at prices or on terms acceptable to us, if at all.

Our client engagements entail significant risks; a failure to meet a client's expectations could materially adversely affect our reputation and business.

Many of our engagements involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Our failure or inability to meet a client's expectations in the performance of our services could result in a material adverse change to the client's operations and therefore could give rise to claims against us or damage our reputation, adversely affecting our business, results of operations, and financial condition.

Our ability to protect our intellectual property rights is questionable. If we are unable to protect such rights, our financial condition could be materially adversely affected.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. However, we cannot assure you that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement. Our inability or failure to establish rights or to protect our rights may have a material adverse effect on our business, results of operations, and financial condition.

We intend to expand our business through acquisitions of complementary businesses. There is no certainty, however, that we will be successful in acquiring any new businesses or that any such acquisitions will help us achieve our strategic objectives.

As a part of our business development strategy, we intend to pursue acquisitions of IT product and service businesses in order to expand our service offerings, to add to or enhance our base of technical or sales personnel, or to provide desirable client relationships. The success of this strategy depends not only upon our ability to acquire complementary businesses on a cost-effective basis, but also upon our ability to integrate acquired operations into our organization effectively, to retain and motivate key personnel, and to retain customers of acquired firms. We cannot assure you that we will be able to acquire or integrate such businesses successfully. Furthermore, we cannot assure you that financing for any such acquisitions will be available on satisfactory terms, or that we will be able to accomplish our strategic objectives as a result of any such transaction or transactions. In addition, we expect to compete for attractive acquisition candidates with other companies or investors in the IT industry, which could have the effect of increasing the cost of pursuing our acquisition strategy, or it could reduce the number of attractive candidates to be acquired. Acquisitions also may involve a number of specific risks, including:

- possible adverse short-term effects on our operating results;
- dependence on retaining key customers and personnel;
- diversion of management's attention;
- amortization of acquired intangible assets; and
- risks associated with unanticipated problems, liabilities, or contingencies.

Item 7A. Quantitative and Qualitative Information About Market Risk

We do not engage in trading market risk sensitive instruments and do not purchase hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have issued no debt instruments, entered into no forward or future contracts, purchased no options and entered into no swaps. Our primary market risk exposures are those of interest rate fluctuations. A change in interest rates would affect the rate at which we could borrow funds under our revolving credit facility. Our average balance on the line of credit for the past two years has been approximately $4.10 million. Assuming no material increase or decrease in such balance, a one percent change in the interest rate would change our interest expense by approximately $41,000 annually.

Item 8. Financial Statements and Supplementary Data

Reference is made to Item 14(a)(i) herein.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers

The following table sets forth certain information as to each of our executive officers and directors:

Name	Age	Positions and Offices Presently Held
John P. Howlett	58	Chairman of the Board and President
Ronald A. Seitz	55	Executive Vice President and Director
R. Frank Jerd	60	Director
George F. Raymond	65	Director
Sam Bhatt	34	Vice President Finance & Operations and Treasurer
Guy Fessenden	45	Executive Vice President

John P. Howlett has been our President and Chairman since January 17, 2001 and President of Emtec-NJ since August, 1997 and Chairman of Emtec-NJ since August, 1998. He has been a director of Emtec-NJ since October, 1996. Mr. Howlett was the founder (in 1983) of Cranford, New Jersey-based Comprehensive Business Systems, Inc. (CBSI). CBSI primarily provided microcomputer systems, network integration, training, and data communications to mid-size and Fortune 1000 corporations. In October 1996, CBSI merged into Emtec-NJ. Prior to founding CBSI, Mr. Howlett was with the AT&T Long Lines Division for twelve years. He earned a Bachelor of Science degree in Electrical Engineering from Rose Hulman Institute of Technology in Terre Haute, Indiana, and a Master of Business Administration degree from Fairleigh Dickinson University in New Jersey. A Vietnam veteran, Mr. Howlett served in the U.S. Army for four years.

Ronald A. Seitz has been our Executive Vice-President and a director since January 17, 2001 and Executive Vice President of Emtec-NJ since March, 1996. Prior to that he was the Chief Operating Officer of Emtec-NJ. He has been a director of Emtec-NJ since April, 1995. Mr. Seitz was the founder (in 1980) of Charleston, South Carolina-based Computer Source, Inc. (CSI). CSI primarily provided microcomputer systems, network integration, and data communications to mid-size and Fortune 1000 corporations. In April 1995, CSI merged with Landress Information Systems of Mt. Laurel, New Jersey to become Emtec-NJ. Prior to founding CSI, Mr. Seitz was employed for six years as an engineer with the U.S. government in Washington, DC. He graduated from North Carolina State University with a Bachelor of Science degree and from George Washington University with an MBA in computer science. Mr. Seitz also holds a DMD degree from the Dental School at the Medical University of South Carolina.

R. Frank Jerd was appointed as a director upon the consummation of our merger with Emtec-NJ. Mr. Jerd is, and has been, a securities analyst for Montauk Capital in New York since 1994. From 1992 to 1993, he was chief executive officer of Benesys, Inc., a medical software company. He was also CEO of Gandalf Systems Corporation from 1993 to 1994. Mr. Jerd earned a Bachelor of Science Degree in Mathematics at Marshall University.

George F. Raymond was elected as a director in August 2001. Mr. Raymond has been retired from active employment since 1989. Since his retirement, he has worked as a consultant to the information technology industry. In 1972, Mr. Raymond founded Automatic Business Centers, Inc., a payroll process service company and served as its president until its sale to Automatic Data Processing in 1989. In 1965 he co-founded Computer Services Inc, a general purpose data processing service company, which was purchased by Management Data Corp. in 1969. Mr. Raymond served as the president of Computer Services Inc. until 1972. Prior thereto, Mr. Raymond was a management consultant with Touche Ross & Co. from 1961 to 1965. Currently Mr. Raymond serves on the Board of directors of eight companies, four of which are publicly traded.

Sam Bhatt has been Vice President - Finance & Operations and Treasurer of Emtec since January 17, 2001 and of Emtec-NJ since July 2000. Prior to that and from July, 1997, he was Director of Accounting for Emtec-NJ. He also held the positions at Emtec-NJ of Accounting Manager (from 1994 to July, 1997) and of Senior Accountant (from 1992 to 1994). Mr. Bhatt holds a Bachelor of Science Degree in business administration from Drexel University in Pennsylvania and a Diploma in Hotel Management from the Institute of Hotel Management and Catering Technology in Bombay, India.

Guy Fessenden has been Executive Vice President of Emtec since January 2002. Mr. Fessenden joined Emtec from DIS Research, Ltd., which he founded in 1984 and where he was a Chief Executive Officer. Prior to founding DIS, Mr. Fessenden was assistant to the CEO of WR Grace & Co., an international conglomerate with holdings in number of industries, including shipping, food, publishing and others. Mr. Fessenden earned a Bachelor of Science Degree in Accounting and Master of Business Administration Degree at St. John's University.

During 2002, the Board of Directors met ten times. Each director attended all of the meetings of the Board of Directors. The Board of Directors has no audit committee or compensation committee. The Board of Directors as a whole makes all such determinations and any director who as is an "interested" party in a specific matter abstains from voting on such matter.

Compliance With Section 16(A) of The Securities Exchange Act Of 1934

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such common stock with the Securities and Exchange Commission, and to file copies of such reports with us. Based solely upon a review of the copies of such reports filed with the Company, the Company believes that during the fiscal year ended March 31, 2002, such reporting persons complied with the filing requirements of said Section 16(a), except that Mr. Guy Fessenden was not timely in the filing of his Initial Statement of Beneficial Ownership of Securities and Mr. James Fishkin was not timely in the filing on one monthly report indicating that he was no longer subject to Section 16

Item 11. Executive Compensation

The following table sets forth the aggregate compensation that we paid for services rendered to us in all capacities during our fiscal years ended March 31, 2002, 2001 and 2000 by our chief executive officer and by our only other executive officers whose cash compensation exceeded $100,000 per year in any such year.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Number of Options	Long Term Incentive Payouts	All Other Compensation
John P. Howlett President and Chief Executive Officer	2002	$ 204,000	--	—	—	—	—	$16,750[1]
	2001	$ 200,000	$54,000	—	—	—	—	$13,724[1]
	2000	$ 169,245	$50,000	—	—	—	—	
Ronald A. Seitz Executive Vice-President	2002	$ 204,000	--	—	—	—	—	$6,704[2]
	2001	$ 200,000	$54,000	—	—	—	—	$6,944[2]
	2000	$ 169,076	$50,000	—	—	—	—	
Sam Bhatt -Vice President -Finance & Operations	2002	$114,545	--	—	—			$ -
	2001	$95,983	$ 9,826	—	—			

(1) Reflects employer contributions for life insurance premiums and for disability insurance premiums.

(2) Reflects employer contribution for life insurance premiums.

Stock Option Grants During Fiscal Year 2002

None of the named executive officers listed in the Summary Compensation Table were granted stock options during the fiscal year ended March 31, 2002.

Set forth below is information with respect to unexercised options held by our named executive officers to purchase our common stock

Aggregated Option Exercises in Fiscal Year 2002 and Fiscal Year End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Securities Underlying Options at March 31, 2002		Value of Unexercised In-the-Money Options	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John P. Howlett	—	$ 0	0	0	$ 0	$ 0
Ronald A. Seitz	—	$ 0	0	0	$ 0	$ 0
Sam Bhatt	—	$ 0	10,825	10,175	$ 0	$ 0

Compensation of Directors

Non-employee directors receive annual compensation of $10,000. Directors also receive stock options at the discretion of the Board. Non-employee directors receive reimbursement of out-of-pocket expenses incurred for each board meeting or committee meeting attended.

Compensation Committee Interlocks and Insider Participation

Currently, there is no compensation committee. The members of the entire board deliberate and decide compensation. Neither Mr. Jerd nor Mr. Raymond is or has been an employee or an officer of our company. Mr. Howlett is our Chairman, President and Chief Executive Officer, and Mr. Seitz is our Executive Vice President.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June, 2002, based on information obtained from the persons named below, with respect to the beneficial ownership of our common stock held by:

- each person known by us to be the owner of more than 5% of our outstanding shares;
- each director;
- each executive officer named in the Summary Compensation Table; and
- all executive officers and directors as a group.

Name and Address of Beneficial Owner[(1)]	Amount and Percentage of Beneficial Ownership[(2)]	
John P. Howlett	1,400,910	19.78%
Ronald A. Seitz	829,519[(3)]	11.72%
Sam Bhatt	33,579	.47%
R. Frank Jerd	45,000	.63%
George F. Raymond	15,000	.21%
Tom Dresser 3505 S. Ocean Boulevard Hollywood, FL 33019	1,029,774	14.54%
Richard Landon 142 York Road Delran, NJ 08075	1,029,774	14.54%
Carla Seitz P.O. Box 2243 Mt. Pleasant, SC 29465	782,707[(4)]	11.05%
All executive officers and directors as a group (5 persons)	3,106,715	43.44%

(1) Each stockholder's address is c/o Emtec, 817 East Gate Drive, Mount Laurel, New Jersey, unless otherwise indicated.

(2) As used herein, beneficial ownership means the sole or shared power to vote, or direct the voting of, a security, or the sole or shared power to invest or dispose, or direct the investment or disposition, of a security. Except as otherwise indicated, all persons named herein have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law and (ii) record and beneficial ownership with respect to their shares; also includes any shares issuable upon exercise of options or warrants that are currently exercisable or will become exercisable within 60 days of after the date of this proxy statement.

(3) Excludes 782,707 shares owned by Carla Seitz, Mr. Seitz's spouse. Mr. Seitz disclaims any beneficial interest in these shares.

(4) Excludes 829,519 shares owned by Ronald A. Seitz, Mrs. Seitz's spouse. Mrs. Seitz disclaims any beneficial ownership in these shares.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securites remaining available for future issuance underequity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders			
Equity compensation plans not approved by security holders	381,328	$0.96	618,672
Total	381,328	$0.96	618,672

Item 13. Certain Relationships and Related Transactions

At March 31, 2002 and 2001, we owed an aggregate of $19,000 to relatives of our President. We made aggregate annual interest payments on the loan of $2,280 during each of the fiscal years 2002 and 2001.

There are no other relationships or related party transactions of a nature required to be disclosed hereunder.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports and Reports of Form 8-K

(a) **Documents filed as part of this report:**

(i) Financial Statements

(ii) Financial Statement Schedules

None

(iii) Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization dated as of December 14, 2000 between Registrant, then known as American Geological Enterprises, Inc., and Emtec, Inc.[1]
3.1	Certificate of Incorporation, as amended[2]
3.2	Amended and Restated Bylaws[2]
4.1	Certificate evidencing shares of common stock[2]
4.2	1996 Stock Option Plan, as amended[2]
10.1	Resale Agreement dated September 29, 1997 between Registrant and Ingram Micro, Inc.[2]
10.2	Volume Purchase Agreement dated January 28, 1998 between Registrant and Tech Data Corporation[2]
10.3	Agreement of Lease dated April 1, 1992 between Registrant and Bell Atlantic Properties, Inc., as amended, for Mt. Laurel, New Jersey facility[2]
10.4	Lease Agreement dated May 5, 1993 between registrant and Central Cranford Associates, for Cranford, New Jersey facility[2]
10.5	Lease Agreement dated July 7, 1994 between Registrant and Connecticut General Life Insurance Company, as amended, for Norcross, Georgia facility[2]
10.6	Lease Agreement dated August 8, 1995 between Registrant and Charleston Rivergate Associates I, as amended, for Charleston, South Carolina facility[2]

Exhibit No.	Description
10.7	Lease Agreement dated July 21, 2000 between Registrant and Strawberry Hill Associates, for Norwalk, Connecticut facility[(2)]
10.8	Microsoft Certified Partner Agreement, dated December 20,2000, between Microsoft and Registrant[(3)]
10.9	IBM Business Partner Agreement, dated May 31, 2000, between International Business Machines Corporation and Registrant[(3)]
10.10	Letter Agreement, dated April 24, 2001, between Novell Inc. and Registrant[(3)]
10.11	Citrix Solutions Network Gold Renewal Membership Agreement, dated April 30, 2001, between Citrix Systems, Inc. and Registrant[(3)]
10.12	U.S. Systems Integrator Agreement, dated December 22, 1999, between Cisco System, Inc. and Registrant.[(3)]
10.13	Sun Microsystem, Inc. Channel Agreement, dated February 1, 2000, between Sun Microsystems, Inc. and Emtec, Inc. .[(6)]
10.14	Loan and Security Agreement, dated November 21, 2001, by and between Fleet Capital Corporation and Registrant.[(4)]
10.15	Agreement for Wholesale Financing, dated November 21, 2001, by and between IBM Credit Corporation and Registrant.[(4)]
10.16	Subordination Agreement, dated as of the 21st day of November, 2001, among Registrant, MRA Systems, Inc. dba GE Access and Fleet Capital Corporation.[(4)]
10.17	Intercreditor Agreement, dated as of November 21, 2001, between Fleet Capital Corporation and Ingram Micro Inc. and accepted by Registrant.[(4)]
10.18	Asset Acquisition Agreement dated December 5, 2001 by and between Devise Associates, Inc. and Registrant.[(5)]
10.19	Lease Agreement dated January 9, 2002 between Registrant and Vandergrand Properties Co., L.P., for New York, New York facility.
10.20	Lease Agreement dated March 1, 2002 between Registrant and G. F. Florida Operating Alpha, Inc.,, for Jacksonville, Florida facility.
21	Subsidiaries[(2)]

---

(1) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated January 17, 2001, filed on January 31, 2001, and incorporated herein by reference.

(2) Previously filed as an exhibit to Registrant's Registration Statement on Form 10 filed on May 21, 2001, and incorporated herein by reference.

(3) Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form 10, filed on July 12, and incorporated herein by reference.

(4) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated November 21, 2001, filed on November 26, 2001, and incorporated herein by reference.

(5) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated December 5, 2001, filed on December 20, 2001, and incorporated herein by reference.

(6) Previously filed as an exhibit to Registrant's Form 10-K dated March 31, 2001, filed on July 12, 2001, and incorporated herein by reference.

(b) **Reports on Form 8-K filed during the quarter ended March 31, 2002:**

Form 8-K/A filed on March 15, 2002, required by Item 7(b) of the Form 8-K, Financial Statements of Business Acquired and Pro Forma Financial Information.

EMTEC, INC.
YEARS ENDED MARCH 31, 2002, 2001 AND 2000

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Emtec, Inc.
817 Eastgate Drive
Mount Laurel, NJ 08054

We have audited the accompanying consolidated balance sheets of Emtec, Inc. as of March 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emtec, Inc. at March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ BARATZ & ASSOCIATES, P.A.

Marlton, New Jersey
May 27, 2002

EMTEC, INC.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2002 AND 2001

	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	$ 1,552,666	$ 2,098,198
Marketable securities	-	292,346
Receivables:		
Trade, net	6,288,425	12,828,456
Others	296,529	433,580
Inventories	1,089,950	1,019,715
Prepaid expenses	388,307	296,939
Deferred tax assets	26,491	44,290
Total Current Assets	9,642,368	17,013,524
Property and equipment, net	703,940	919,110
Investment in geothermal power unit, less accumulated amortization of $302,407 and $277,571	581,612	549,626
Deferred tax assets	42,936	41,061
Other assets	417,617	175,711
Total Assets	$ 11,388,473	$ 18,699,032

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2002 AND 2001

	2002	2001
Liabilities and Shareholders' Equity		
Current Liabilities		
Line of credit	$ -	$ 6,535,405
Due to related party	19,000	19,000
Accounts payable	6,609,837	7,284,625
Customer deposits	245,387	203,202
Accrued liabilities	764,282	1,025,643
Deferred revenues	840,413	899,352
Total Current Liabilities	8,478,919	15,967,227
Deferred revenue	799,472	841,922
Deferred tax liability	60,124	62,355
Total Liabilities	9,338,515	16,871,504
Shareholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized; 7,080,498 shares issued and outstanding at March 31, 2002 and 2001	70,805	70,805
Additional paid-in capital	2,210,805	2,210,805
Accumulated deficit	(231,652)	(448,624)
Accumulated other comprehensive (loss) income	-	(5,458)
Total Shareholders' Equity	2,049,958	1,827,528
Total Liabilities and Shareholders' Equity	$ 11,388,473	$ 18,699,032

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000

	2002	2001	2000
Revenues:			
Procurement services	$ 50,813,243	$ 77,533,872	$ 87,235,968
Service and consulting	18,600,185	15,034,497	13,516,522
Geothermal	187,978	34,366	-
Total Revenues	69,601,406	92,602,735	100,752,490
Cost of Revenues:			
Procurement services	44,832,526	69,365,115	77,921,447
Service and consulting	14,638,667	12,255,785	10,188,181
Geothermal	63,083	10,264	-
Total Cost of Revenues	59,534,276	81,631,164	88,109,628
Gross Profit:			
Procurement services	5,980,717	8,168,757	9,314,521
Service and consulting	3,961,518	2,778,712	3,328,341
Geothermal	124,895	24,102	-
Total Gross Profit	10,067,130	10,971,571	12,642,862
Operating Expenses:			
Selling, general and administrative	8,995,255	10,240,596	10,890,841
Termination costs	21,746	90,000	74,480
Interest	210,305	692,227	679,286
E-Business costs	617,220	1,303,740	355,933
Total Operating Expenses	9,844,526	12,326,563	12,000,540
Income (Loss) From Continuing Operations Before Other Income And Income Tax (Expense) Benefit	222,604	(1,354,992)	642,322
Other income- litigation settlement	-	24,108	-
Income tax (expense) benefit	(5,632)	73,059	(326,318)
Income (Loss) From Continuing Operations, net of income taxes	216,972	(1,257,825)	316,004
Loss from discontinued operations, net of income taxes	-	(63,649)	(618,030)
Loss from sale of discontinued operations, net of income taxes	-	-	(971)
Net Income (Loss)	$ 216,972	$(1,321,474)	$(302,997)
Income (Loss) Per Share From Continuing Operations {Basic And Diluted}	$ 0.03	$(0.22)	$ 0.06
Net Income (Loss) Per Share {Basic And Diluted}	$ 0.03	$(0.23)	$(0.06)
Weighted Average Number Of Shares Outstanding:			
Basic	7,080,498	5,679,700	5,503,284
Diluted	7,081,398	5,679,700	5,503,284

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED MARCH 31, 2002, 2001 AND 2000

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Accumulated Comprehensive (Loss) Income	Total Shareholders' Equity
Balance, April 1, 1999	5,563,563	$ 55,636	$ 1,375,535	$ 1,175,847	$ -	$ 2,607,018
Net loss for the year				(302,997)		(302,997)
Unrealized gain on marketable securities					1,776	1,776
Total Comprehensive Loss						(301,221)
Acquisition of treasury stock	(234,062)	(2,341)	(60,659)			(63,000)
Balance, March 31, 2000	5,329,501	53,295	1,314,876	872,850	1,776	2,242,797
Stock issued in reverse acquisition	1,750,997	17,510	895,929			913,439
Net loss for the year				(1,321,474)		(1,321,474)
Unrealized loss on marketable securities					(7,234)	(7,234)
Total Comprehensive Loss						(1,328,708)
Balance, March 31, 2001	7,080,498	70,805	2,210,805	(448,624)	(5,458)	1,827,528
Net income for the year				216,972		216,972
Unrealized gain on marketable securities					5,458	5,458
Total Comprehensive Income						222,430
Balance, March 31, 2002	7,080,498	$ 70,805	$ 2,210,805	$(231,652)	$	$ 2,049,958

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000

	2002	2001	2000
Cash Flows From Operating Activities			
Net income (loss) for the year	$ 216,972	$(1,321,474)	$(302,997)
Adjustments to Reconcile Net Income (Loss) To Net Cash Provided By (Used In) Operating Activities			
Depreciation and amortization	548,007	422,256	387,061
Loss on sale of discontinued operations		-	971
Changes In Operating Assets and Liabilities			
Decrease (increase) in marketable securities	292,346	7,189	(7,086)
Decrease in receivables	6,677,082	4,775,110	6,223,281
(Increase) decrease in inventories	(70,235)	71,748	(137,146)
(Increase) decrease in prepaid expenses	(88,537)	162,819	(327,207)
Decrease (increase) in other assets	5,289	(2,313)	5,832
Decrease (increase) in deferred tax assets	13,693	(86,765)	-
(Decrease) in accounts payable	(674,788)	(958,818)	(7,154,251)
Decrease in income taxes payable	-	-	(10,555)
Increase (decrease) in customer deposits	42,185	(154,798)	(276,000)
Decrease in accrued liabilities	(261,361)	(123,469)	(759,151)
(Decrease) increase in deferred revenues	(101,389)	(251,871)	498,698
Net Cash Provided By (Used In) Operating Activities	6,599,264	2,539,614	(1,858,550)
Cash Flows From Investing Activities			
Purchases of equipment	(142,624)	(338,045)	(824,280)
Proceeds from sale of equipment	-	-	43,710
Additional investment in geothermal unit	(56,822)		
Acquisition of a business segment	(409,945)	-	-
Net Cash Used In Investing Activities	(609,391)	(338,045)	(780,570)
Cash Flows From Financing Activities			
Net (decrease) increase in line of credit	(6,535,405)	(1,775,336)	2,555,927
Purchase of treasury stock	-	-	(63,000)
Cash acquired in reverse acquisition	-	985,552	-
Net Cash (Used In) Provided By Financing Activities	(6,535,405)	(789,784)	2,492,927
Net (Decrease) Increase in Cash and Cash Equivalents	(545,532)	1,411,785	(146,193)
Beginning Cash and Cash Equivalents	2,098,198	686,413	832,606
Ending Cash and Cash Equivalents	$ 1,552,666	$ 2,098,198	$ 686,413

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Emtec (OTC: ETEC) is a systems integrator focused on providing technology solutions that enable our customers to effectively use and manage their data to grow their businesses. Our areas of specialization in IT services include remote network monitoring, help desk, network design, enterprise backup and storage server consolidation, and network security. Emtec's solutions are crafted to enable our customers to become more efficient and effective, thereby giving them a competitive advantage. Our customers are primarily fortune 2000 and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States, with annual revenues ranging from $50 million to $500 million. We service our customer base from leased facilities in New Jersey, Connecticut, New York, Georgia, and Florida.

The Company, was formed on April 1, 1995, as a result of the 1995 and 1996 mergers of three information technology companies that were originally founded between 1980 and 1983.

Principles of Consolidation

The consolidated financial statements include the accounts of the issuer and its wholly owned subsidiary as described in Note 2 (Acquisitions).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

The Company recognizes revenues based upon Staff Accounting Bulletin #101 (SAB 101). SAB 101 states that revenue recognition cannot occur until the earnings process is complete, evidenced by an agreement between the Company and the customer, there has been delivery and acceptance, collectibility is probable, and pricing is fixed and determinable. If significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. The Company had followed these principles of revenue recognition prior to the implementation of SAB 101. Therefore, SAB 101 has had no impact on revenue reporting. Procurement services represent sales of computer hardware and prepackaged software. Revenue from consulting and support service contracts are recognized ratably over the contract or service period. Revenues from manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the customer are recognized immediately at their contract date.

Cash Equivalents

Cash equivalents include items almost as liquid as cash with maturity periods of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value.

Trade Receivables

The Company provides an allowance for losses on trade receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of the accounts.

Other Receivables

Other receivables represent rebates, price protection receivables and amounts due from vendors for purchase returns made in the ordinary course of business.

Concentration of Credit Risk

The Company provides its services to a wide variety of commercial, governmental and institutional customers. Financial instruments which potentially subject the Company to concentrations of credit risk are cash (and cash equivalents) and trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, does not require collateral from its customers. The Company has not experienced significant credit losses. The Company maintains deposit accounts with reputable financial institutions; at times, such deposits may exceed Federal Depository Insurance Limits.

Marketable Securities

Marketable securities consist of investments in equity securities. The Company classifies all of its investments in securities as "available-for-sale". Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and reported as accumulated other comprehensive income in stockholders' equity until realized.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is based on standard costs generated principally by the most recent purchase prices. The Company provides an inventory reserve for obsolescence and deterioration based on management's review of products and sales.

Property and Equipment

Property and equipment are stated at original cost. Depreciation and amortization for financial accounting purposes are computed using the straight line method over the estimated lives of the respective assets. Accelerated methods of depreciation are used for tax purposes. Property and equipment along with their components are as follows:

	Original Cost		Estimated Life
	March 2002	March 2001	(Years)
Computer equipment	$ 2,510,613	$ 2,303,162	3
Office equipment	143,432	143,432	5
Furniture and fixtures	292,355	244,294	5
Leasehold improvements	147,248	107,917	5
Vehicles	66,745	66,745	2
Total Property and Equipment	$ 3,160,393	$ 2,865,550	
Less: accumulated depreciation and amortization	(2,456,453)	(1,946,440)	
Net book value	$ 703,940	$ 919,110	

Maintenance and repair costs are charged to expense as incurred. The cost and accumulated depreciation relating to property and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

Valuation of Long Lived Assets

The Company evaluates its long lived assets as prescribed by Statement of Financial Accounting Standards No. 121 (SFAS No. 121) by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Income Taxes

Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than the enactment of changes in tax laws or rates. A valuation allowance is recognized if, on weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized.

Advertising Costs

Advertising and marketing costs are charged to expense as incurred. Advertising and marketing expenses for the years ended March 31, 2002, 2001 and 2000 were $306,271, $617,265 and $426,605 respectively.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employer stock-based compensation utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123. (See Note 10)

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share are computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.

Reclassifications

Certain reclassifications have been made to prior years balances in order to conform to current presentations.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standard No. 141 ("SFAS 141"), "Business Combinations", and Statement of Financial Accounting Standard NO. 142 ("SFAS No. 142"), "Goodwill and Intangible Assets". SFAS No. 141 is effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. However, certain provisions of SFAS 142 apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements are as follows:

1) All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

2) Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset, or liability.

3) Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective with the adoption of SFAS 142, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

4) Effective with the adoption of SFAS 142, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

5) All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Goodwill, net of accumulated amortization, amounted to $371,777 at March 31, 2002 and is classified as other assets on the balance sheet. Goodwill acquired before June 30, 2001 has previously been amortized at approximately $19,000 annually.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in August 2001. SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, supercedes SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001.

The Company has adopted SFAS No. 142 and SFAS No. 144 effective at April 1, 2002 and is currently evaluating the impact the adoption of the new accounting standards will have on its financial condition and results of operations.

2. Acquisitions

At January 9, 2002, the Company acquired substantially all of the assets of Devise Associates, Inc., an information technology consulting and managed services organization located in New York City. The Company paid an aggregate price of $355,051 in cash to be allocated under the purchase method as follows:

Goodwill	$ 200,000
Equipment	152,220
Prepaid Expenses	2,831
Aggregate Purchase Price	$ 355,051

At January 17, 2001, Emtec, Inc., a New Jersey corporation (the Company) was acquired by American Geological Enterprises, Inc. (AGE) through an exchange of stock at a ratio of .9753 shares of AGE stock for 1 share of Company stock whereas AGE issued stock to the shareholders of the Company in exchange for stock representing 100% of the outstanding shares of the Company. Pursuant to the acquisition agreement, AGE changed its name to Emtec, Inc. and a majority of the directors and officers of the former AGE resigned in favor of the directors and officers of the Company. In addition, Emtec, Inc. (formerly AGE) increased its authorized capitalizaton from 2,500,000 to 25,000,000 shares of common stock. Immediately after the transaction, the stock ownership of Emtec, Inc. {formerly AGE} was as follows:

	Shares	Percent
Former shareholders of the Company	5,329,501	75.3
Original shareholders of AGE (including public owners)	1,380,997	19.5
Transaction brokers	370,000	5.2
Total	7,080,498	100.0

Because the former shareholders of the Company acquired control of Emtec, Inc.{formerly AGE}, the transaction is considered a "reverse acquisition" by the Company for accounting purposes. The Company is treated as the accounting acquirer of Emtec, Inc. {formerly AGE}, the legal acquirer. For accounting purposes, the acquisition has been treated as an acquisition of Emtec, Inc. (formerly AGE) by Emtec. Inc., a New Jersey Corporation (the Company) and as a recapitalization of the Company. The historical financial statements of the Company are those of Emtec, Inc., a New Jersey corporation.

The historical shareholders' equity of the Company prior to the reverse acquisition has been retroactively restated for the equivalent number of shares received in the transaction after giving effect to the difference in par value between the issuer's and acquirer's stock. Net income (loss) per share has also been restated to reflect the number of equivalent shares received by the former shareholders of Emtec, Inc. a New Jersey corporation.

3. Inventories

The components of inventories at March 31, are as follows:

	2002	2001
Hardware, software and accessories	$ 1,390,790	$ 1,265,569
Service parts	150,875	145,330
	1,541,665	1,410,899
Less inventory reserve	451,715	391,184
	$ 1,089,950	$ 1,019,715

Appropriate consideration has been given to deterioration, obsolescence and other factors in evaluating net realizable value.

4. Financing Arrangements

On November 21, 2001, the Company terminated its prior credit facility and entered into a three year, $10 million revolving credit facility with Fleet Capital Corporation, formerly Summit Business Capital Corporation ("Fleet") whereas the Company may borrow on 85% of its eligible trade receivables at a floating annual rate of .25% above prime. The interest rate at March 31, 2002 and 2001 was 5.00% and 8.50%, respectively. The Fleet revolving credit facility is collateralized by a lien upon and security interest in substantially all of the Company assets. Since current credit facilities with two of the Company's primary trade vendors, (GE Access, and Ingram Micro.), were also collateralized by substantially all Company assets, Fleet, GE Access and Ingram Micro, have entered into inter-creditor agreements, which provide that as regards to these vendors, debt obligations to Fleet are accorded priority. The lending agreement contains financial covenants that require the Company to maintain a maximum leverage ratio, a minimum debt ratio, a minimum tangible net worth ratio and minimum results of operations. The Company was in default of the financial covenants at March 31, 2002. The Company has two letters of credit totaling $1 million assigned as security deposits issued against their line of credit. At March 31, 2002, the Company had $9 million available under the terms of the agreement. Weighted average interest rates on the borrowings were 8.43%, 9.72% and 9.08% for the years ended March 31, 2002, 2001 and 2000, respectively.

5. Income Tax (Expense) Benefit

Deferred income taxes reflect the net tax effects of (a) temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards (when available). Income tax (expense) benefit consisted of the following for the years ended March 31:

	2002	2001	2000
Continuing Operations			
Current taxes			
Federal	$ 21,143	$(9,627)	$(298,722)
State and local	(13,082)	(1,289)	(27,596)
	8,061	(10,916)	(326,318)
Deferred taxes			
Federal	(10,827)	68,035	-
State and local	(2,866)	15,940	-
	(5,632)	73,059	(326,318)
Discontinued Operations			
Current taxes			
Federal		-	347,053
State and local		(820)	43,576
		(820)	390,629
Deferred taxes			
Federal		2,259	-
State and local		531	-
		1,970	390,629
Net Income Tax (Expense) Benefit	$(5,632)	$ 75,029	$ 64,311

Reconciliation Of the U.S. statutory income tax rate to our effective tax rate is as follows:

	2002	2001	2000
Expected (tax) benefit at statutory rates	$(73,225)	$ 474,811	$ 124,884
Effect of state taxes, net	(15,883)	14,362	15,980
Valuation allowances	92,158	(397,878)	(53,075)
Permanent differences	(8,682)	(16,266)	(23,478)
Actual Income Tax Expense/(Benefit)	$(5,632)	$ 75,029	$ 64,311

Significant items comprising the Company's deferred tax assets and liability at March 31, are as follows:

	2002	2001
Deferred Tax Assets		
Differences between book and tax basis:		
Trade receivables	$ 60,950	$ 181,815
Inventories	190,305	196,744
Property and equipment	17,140	(3,959)
Accrued liabilities	13,655	28,718
Others	-	35,263
Net Operating loss carryforwards	412,222	414,933
	694,272	853,514
Less Valuation Allowance	(624,845)	(768,163)
Net Deferred Tax Assets	69,427	85,351
Deferred Tax Liability		
Differences between book and tax basis::		
Investment in geothermal power unit	(60,124)	(62,355)

At March 31, 2002 and 2001 the Company recorded a valuation allowance against its deferred tax assets, reducing those assets to amounts which are more likely than not to be realized. Federal and state net operating loss carryforwards approximated $927,000 and $1,077,000 respectively at March 31, 2002. Federal net operating loss carryforwrds expire in 2021; state net operating loss carryforwards expire at various years through 2008.

6. Related Party Transactions

At March 31, 2002 and 2001 the Company owed $19,000 to a Company officer's relative. Except for quarterly interest payments there was no other loan activity during the two year period. Interest paid on the loan was $2,280 for each of the three years ended March 31, 2002.

7. Major Customers

Two major customers approximated 23%, 17% and 34% of the Company's net sales in the years 2002, 2001 and 2000 respectively. Major customer sales by locations are as follows:

	% Of Total Revenues	Locations
	14%	Education - Atlanta, GA
	9%	Cranford, NJ
2002	23%	
	10%	Education - Atlanta, GA
	7%	Atlanta, GA
2001	17%	
	17%	Education - Atlanta, GA
	17%	Atlanta, GA
2000	34%	

While the Company believes its relationship with these customers will continue, there can be no assurance that sales to these customers will continue at all or at the same level.

8. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair value of financial instruments at balance sheet date:

Short-term financial instruments (cash equivalents, receivables, payables, customer deposit and accrued liabilities) - cost approximates fair value because of the short maturity period.

Line of credit - cost approximates fair value because of the short interest-reset period.

9. 401(k) Plan

The Company sponsors a 401(k) plan for all employees with at least 6 months of service and who are at least 20 years of age. Eligible employees may contribute 2% to 15% of their annual compensation to the plan. The Company matches 25% of the first 6% of employee plan contributions and may contribute additional amounts at the Company's discretion. Participants are vested 20% for each year of service and are fully vested after 6 years. Company contributions to the plan were $84,707, $95,374, and $103,087 for the years ended March 31, 2002, 2001 and 2000, respectively.

10. Stock Option Plan

The Company's 1996 Stock Option Plan (the Plan) (amended in 1999) authorizes the granting of stock options to directors and eligible employees. The Company has reserved 1,000,000 shares of its common stock for issuance under the Plan at prices not less than 100% of the fair value of the Company's common stock on the date of grant (110% in the case of shareholders owning more than 10% of the Company's common stock). Options vest at the rate of 25% per year commencing on the first anniversary of, and expire at the earliest of 5 years after the date of grant, three months from date of retirement, or upon date of other termination of employment. The Company used the minimum value option pricing model as prescribed by SFAS No. 123 to determine the impact of applying the fair value method required by SFAS No. 123 prior to going public at January 17, 2001. The Black-Scholes option pricing model has been used to determine the fair value of options granted during the year ended March 31, 2002. Except for 30,000 options granted in November 2001, all other stock options granted during the three years ended March 31, 2002 were determined to have a fair value of zero. The exercise price of these options were set at $ 1 per share, an amount substantially in excess of the fair value of the underlying stock at dates of grant. The 30,000 options granted at November 2001 with an exercise price of $.55 resulted in pro forma compensation cost, net of income taxes of $8,934 computed under Black-Scholes. Earnings per share amounts (rounded to the nearest cent) on a SFAS 123 proforma basis equal the per share amounts reported in the statement of operations for the year ended March 31, 2002. No options granted during the three year period have been exercised as of March 31, 2002. Option activity is summarized as follows:

Options outstanding - April 1, 1999	570,874
For the year ended March 31, 2000:	
Options granted	29,250
Options exercised	-
Options forfeited or expired	(176,042)
Options outstanding - March 31, 2000	424,082
For the year ended March 31, 2001:	
Options granted	226,907
Options exercised	-
Options forfeited or expired	(185,730)
Options outstanding - March 31, 2001	465,259
For the year ended March 31, 2002:	
Options granted	82,746
Options exercised	-
Options forfeited or expired	(166,677)
Options outstanding - March 31, 2002	381,328

11. Termination Costs

Termination costs of $21,746 (2002), $90,000 (2001) and $74,480 (2000) were paid to former Company executives.

12. Commitments and Contingencies

Leases:

The Company leases warehouse and office facilities, vehicles and certain office equipment under noncancellable operating leases. Future minimum lease payments under such leases are as follows:

Fiscal Years	
2003	$ 805,208
2004	818,466
2005	382,956
2006	283,258
Thereafter	650,216
Total	$ 2,940,104

Aggregate rent expense for the three years ended March 31, 2002, approximated $822,000, $855,000 and $792,000.

Litigation:

In a previous year Emtec Inc. instituted litigation against two companies (defendants) that were in discussions with Emtec about a possible merger. The complaint in the action charged the two companies for breach of contract, interference with business relationships and misappropriation of trade secrets. The parties settled the litigation in June 2000. Under terms of the settlement, the Company received a $350,000 cash payment and 333,116 shares of the defendant's common stock. Costs related to the litigation and realized losses on disposition of the common stock reduced net income from the litigation settlement to $24,108.

In 1999 Emtec, Inc. instituted litigation against a company (defendant) for breach of contract action in an amount approximating $50,000. The defendant stated a counter claim in excess of $8 million for damages resulting from Emtec's alleged negligence, causing the defendant's computer system to become corrupted and unavailable. The parties reached a settlement by agreeing that the Company would restore the defendant's computer system. Restored disks were delivered to the defendant at March 26, 2002. Under the settlement, the defendant was required to file a complaint within 45 days if dissatisfied with the restoration. No such complaint was filed.

In March 2002, a lawsuit was filed against the Company by a competitor seeking damages of an unspecified amount. The competitor is alleging that the Company illegally interfered with customer relationships of the competitor. At this time, the outcome of this litigation cannot be determined. The lawsuit is currently in the discovery phase.

13. Supplemental Cash Flow Information

Cash paid for interest and income taxes were as follows:

	2002	2001	2000
Interest	$ 246,287	$ 705,473	$ 731,723
Income Taxes	$ 13,082	$ 11,231	$ 168,030

Noncash investing and financing activities were restricted to the issuance of common stock in the reverse acquisition as described in Note 1.

14. Discontinued Operations

During fiscal 2000, the Company completed the sale of assets of it's two South Carolina locations (Greenville and Charleston) to a company formed by some of it's prior employees. The Company incurred a loss of $971, net of an income tax benefit of $613 on the disposition of the assets. Financial information with respect to the discontinued operations is summarized as follows:

	2002	2001	2000
Net revenues	$ -	$ 7,017	$ 7,606,953
Cost of revenues	-	10,014	6,551,899
Gross (loss) profit	-	(2,997)	1,055,054
Operating expenses	-	62,622	2,063,100
Loss before income taxes	-	(65,619)	(1,008,046)
Income tax benefit	-	1,970	390,016
Net Loss from Discontinued Operations	$ -	$(63,649)	$(618,030)

15. Segment Information

The Company has organized business segments based upon branch office locations in the Mid-Atlantic and Southeastern United States. These branch office locations offer similar business information systems services. The e-business solutions segment that was started in fiscal 2000 at the Atlanta, GA and Mt. Laurel, NJ locations was discontinued during the fourth quarter 2002. The e-business unit had been focused on marketing internet business solutions.

The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information"(SFAS No. 131). Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Emtec's chief operating decision maker is the Chief Executive Officer of the Company. Reportable operating segments include the individual branch offices as outlined below and the educational, e-business, and geothermal units. The educational unit services schools (kindergarten through 12th grade). The branch offices in Greenville and Charleston, South Carolina which discontinued operations in fiscal 2000 as described in Note 14 have been combined as one reportable segment. The accounting policies of the segments are the same as those described in Note 1. The Company had no intersegment revenues for the three year period ended March 31, 2002. Corporate overhead is allocated to segments based upon a combination of revenues earned and the number of employees attributable to each segment. The Company maintains segment level accounting for accounts receivable, inventory, and property and equipment. All other assets are accounted for at the corporate level. The following is financial information relating to the operating segments:

	Years Ended March 31:		
	2002	2001	2000
External Sales			
Mt. Laurel, NJ	$ 9,603,667	$ 17,791,016	$ 19,480,769
Cranford, NJ	27,631,177	41,960,532	29,003,759
Atlanta, GA	16,753,524	19,691,550	29,521,736
Norwalk, CT	2,633,750	2,326,671	5,125,806
Education-Atlanta	11,850,177	10,798,600	17,620,420
e-Business	-	-	-
New York City	941,133	-	-
Geothermal	187,978	34,366	-
Total External Sales	$ 69,601,406	$ 92,602,735	$ 100,752,490
Interest Expense			
Mt. Laurel, NJ	$ 27,907	$ 129,073	$ 109,029
Cranford, NJ	90,976	288,094	188,810
Atlanta, GA	52,036	147,969	156,318
Norwalk, CT	11,318	29,126	35,273
Education-Atlanta	27,783	70,463	177,104
e-Business	-	-	-
New York City	327	-	-
Geothermal	-	-	-
Allocated Interest Expense	210,347	664,725	666,534
Over/Under Allocated Interest Expense	(42)	27,502	12,752
Total Interest Expense	$ 210,305	$ 692,227	$ 679,286
Depreciation and Amortization			
Mt. Laurel, NJ	$ 22,183	$ 46,868	$ 92,585
Cranford, NJ	59,869	78,234	95,028
Atlanta, GA	103,463	135,790	77,927
Norwalk, CT	11,056	8,150	1,397
Education-Atlanta	3,411	2,748	1,223
e-Business	8,671	-	-
New York City	18,580	-	-
Geothermal	24,833	4,936	-
Allocated Depreciation and Amortization	252,066	276,726	268,160
Unallocated Depreciation and Amortization	295,941	145,530	85,598
Total Depreciation and Amortization	$ 548,007	$ 422,256	$ 353,758
Operating Income/(Loss)			
Mt. Laurel, NJ	$(497,658)	$(669,097)	$ 70,729
Cranford, NJ	634,506	795,794	(61,993)
Atlanta, GA	(314,437)	(326,249)	(374,670)
Norwalk, CT	(401,676)	(503,807)	(140,350)
Education-Atlanta	1,460,783	699,749	1,211,918
e-Business	(617,220)	(1,303,740)	(355,933)
New York City	(124,624)	-	-
Geothermal	83,802	6,808	-
Net Segment Operating Income/(Loss)	223,476	(1,300,542)	349,701
(Under) Over Allocated Corporate Expenses	(872)	(30,342)	292,621
Income/(Loss) From Continuing Operations Before Income Tax (Expense) Benefit	$ 222,604	$(1,330,884)	$ 642,322
Income Tax (Expense) Benefit-Continuing Operations	(5,632)	73,059	(326,318)
Income (Loss) From Continuing Operations, net of income taxes	$ 216,972	$(1,257,825)	$ 316,004

Identifiable Assets:

As of March 31:	2002	2001
Mt. Laurel, NJ	$ 1,049,822	$ 2,691,963
Cranford, NJ	3,295,755	7,690,440
Atlanta, GA	1,596,677	2,239,838
Norwalk, CT	41,448	433,860
Education-Atlanta	650,857	1,401,107
New York City	785,169	-
Geothermal	581,612	549,626
Identifiable Assets From Continuing Operations	8,001,340	15,006,834
Discontinued Operations	-	-
Total Identifiable Assets	8,001,340	15,006,834
Corporate And Other Assets	3,387,133	3,692,198
Total Assets	$ 11,388,473	$ 18,699,032

16. Investment in Geothermal Power Unit

The investment in Geothermal Power Unit (Unit), acquired in the reverse acquisition described in Note 2, represents a 5.49% working interest in the Roosevelt Hot Springs geothermal power unit. An agreement is in place to sell all of the steam from the Unit through 2023 to PacifiCorp, which has constructed the Blundell power plant to utilize the steam. This agreement, entered into in 1993, included an advance payment. The remaining unamortized deferred revenue attributable to the 1993 advance payment in the amount of $799,472 is reported as a non-current liability at March 31, 2002 and will be recognized into income ratably through 2023. PacifiCorp pays the Company for operating and maintenance services and a reimbursement of royalties for one lease that is included in the Unit. The Company pays its proportionate share of operating and maintenance expenses to the operator of the Unit.

17. Quarterly Financial Information - (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
			2002		
Revenues	$ 19,548,127	$ 17,430,872	$ 20,530,201	$ 12,092,206	$ 69,601,406
Gross Profit	2,754,588	2,422,672	2,775,043	2,114,827	10,067,130
Net Income (Loss)	$ 271,318	$ 157,023	$ 29,380	$(240,749)	$ 216,972
Per share: {Basic and Diluted}	$ .04	$ .02	$ .00	$(.03)	$ .03
			2001		
Revenues	$ 27,430,305	$ 22,454,658	$ 21,203,768	$ 21,514,004	$ 92,602,735
Gross Profit	3,080,493	2,825,177	2,619,209	2,446,692	10,971,571
Net Income (Loss)	$ 271,058	$(186,434)	$(760,100)	$(645,998)	$(1,321,474)
Per share: {Basic and Diluted}	$ .05	$(.03)	$(.14)	$(.10)	$(.23)

18. Accounts Receivable and Inventory Allowances

The following table provides information regarding accounts receivable and inventory valuation allowance activity for the three years ended March 31, 2002.

	Allowances	
	Accounts Receivable	Inventory
Balance, April 1, 1999	$ 209,397	$ 147,590
Charged to costs and expenses	430,947	260,387
Write-offs	(272,287)	(232,490)
Balance, March 31, 2000	368,057	175,487
Charged to costs and expenses	276,198	344,918
Write-offs	(211,365)	(129,222)
Balance, March 31, 2001	$ 432,890	$ 391,183
Charged to costs and expenses	55,917	76,062
Write-offs	(336,205)	(15,530)
Balance, March 31, 2002	$ 152,602	$ 451,715

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2002

EMTEC, INC.

By: /s/ John P. Howlett
John P. Howlett
Chairman President and Chief
Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/John P. Howlett John P. Howlett	Chairman President and Chief Executive Officer	July 1, 2002
/s/Sam Bhatt Sam Bhatt	Vice President-Finance and Operations (Principal Financial Officer)	July 1, 2002
/s/Ronald A. Seitz Ronald A. Seitz	Executive Vice President, Director	July 1, 2002
/s/Frank Jerd Frank Jerd	Director	July 1, 2002
/s/George F. Raymond George F. Raymond	Director	July 1, 2002

EMTEC, Inc.
Corporate Directory

Board of Directors	John P. Howlett, *Chairman* Ronald A. Seitz Frank Jerd George F. Raymond
Corporate Management	John P. Howlett *Chairman, President and* *Chief Executive Officer* Sam Bhatt *Vice President - Finance and Operations* Ronald A. Seitz *Executive Vice President* Guy Fessenden *Executive Vice President*
Additional Information for Shareholders	**Corporate Headquarters** 817 East Gate Drive Mt. Laurel, New Jersey 08054 (586) 235-2121 www.emtecinc.com **Share Information** Electronic Bulletin Board: ETEC **Transfer Agent** Zions Bank 10 East South Temple Salt Lake City, Utah 84130 **Legal Counsel** Goldberg, Mufson & Spar 200 Executive Drive West Orange, New Jersey 07052 **Independent Auditors** Baratz & Associates 4A Eves Drive - Suite 106 Marlton, New Jersey 08053 **SEC Filings** Copies of documents filed by EMTEC are available without charge by contacting EMTEC or by accessing the SEC's EDGAR web site, (www.sec.gov) **Investor Relations Inquiries** Please direct all inquiries to Sam Bhatt at (856) 235-2121 or sam_bhatt@emtecinc.com

emtec inc.

www.emtecinc.com